

Mail Stop 3561

December 29, 2006

By U.S. Mail

Mr. Frank G. Vitrano
President and Chief Financial Officer
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

      Re: **Pathmark Stores, Inc.**
            Form 10-K for the Fiscal Year Ended January 28, 2006
            Filed April 7, 2006
            File No. 1-05287

Dear Mr. Vitrano:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     William Choi
                     Branch Chief